August 11, 2026

Man Kiu Chan
Chief Financial Officer
PS International Group Ltd.
Unit 1703, 17/F, First Group Centre
23 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong

        Re: PS International Group Ltd.
            Registration Statement on Form F-3
            Filed August 4, 2026
            File No. 333-297955
Dear Man Kiu Chan:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Kevin Dougherty at 202-551-3271 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Hermione Krumm